Fortuna Reports Results for the Fourth Quarter and Full Year 2025

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Record quarterly and annual free cash flow1 of $132.3 million and $330.0 million as Fortuna delivers on its operational plan and achieves production guidance

Vancouver, British Columbia, February 18, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the fourth quarter and full year of 2025.

(Results from the Company’s San Jose and Yaramoko assets have been excluded from the 2025 continuing results, along with the comparative figures, due to the classification of the assets as discontinued as at December 31, 2025 unless otherwise disclosed.)

Jorge A. Ganoza President and CEO of Fortuna, commented, “Q4 was a strong end to the year as we delivered record free cash flow from operations of $132.3 million and returned $12.1 million to our shareholders.” Mr. Ganoza continued “We finished the year in line with production guidance but at a higher AISC due to the impact of rising metal prices on royalties, gold equivalent ratios and share based compensation expenses. Adjusting for these items our AISC would have been under $1,700 an ounce.” Mr. Ganoza concluded “2025 was a transition year for Fortuna as we streamlined our portfolio by divesting non-core assets and positioned the Company for its next phase of growth at Diamba Sud and the Séguéla plant expansion. All this is underpinned by one of the best balance sheets in our peer group with $704 million in liquidity and $381 million in net cash.”

Fourth Quarter and Full Year 2025 Highlights

Cash and Cash Flow

●	Record free cash flow[1] from ongoing operations of $132.3 million; $330.0 million for 2025
●	$147.6 million of net cash from operating activities before changes in working capital or $0.48 per share; $455.4 million for the year or $1.48 per share
●	Liquidity increased to $704.0 million, and the net cash[1] position strengthened to $381.5 million, from $58.8 million at the end of 2024, a YoY increase of $322.7 million
●	Quarter-end cash balance of $554.0 million, an increase of $115.7 million QoQ and $322.7 million YoY

Profitability

●	Record adjusted attributable net income[1] from continuing operations was $71.3 million or $0.23 basic EPS; $203.1 million or $0.66 basic EPS for 2025. Results for the quarter were impacted by lower production at Lindero due to downtime of the HPGR in December
●	Attributable net income from continuing operations of $68.1 million or $0.22 basic EPS; $269.7 million or $0.88 basic EPS for 2025

Return to Shareholders

●	In 2025, the Company returned $16.2 million to shareholders through its share buyback program with an additional $5.0 million in early 2026

Operational

●	Gold equivalent production (“GEO”) of 65,130 ounces; 317,001 GEOs in 2025 meeting annual guidance

●	Consolidated cash cost per GEO[1] of $971; $944 for 2025 in line with guidance
●	Consolidated AISC per GEO[1] of $2,054 for Q4 2025 and $1,870 for full year 2025. Excluding the impact of rising gold prices on royalties ($60/ounce), gold equivalent ratios ($54/ounce) and the value of the Company’s shares increasing share based compensation expenses ($60/ounce) AISC was $1,696 and within guidance.
●	Total recordable injury frequency rate for the year was 0.74 which reflects continued strong safety performance; and zero lost time injuries in the quarter

Growth and Business Development

●	Expanded Mineral Reserves at Séguéla by 31% and extending the mine life to over 9 years. Refer to the news release dated January 20, 2026 “Fortuna Expands Mineral Reserve Gold Ounces by 31% and Extends Life of Mine to Over 9 Years at the Séguéla Mine, Côte d’Ivoire”
●	Commissioned a feasibility study to expand the plant throughput at Séguéla by 15 to 40% with results expected in the second quarter of 2026. Refer to the news release dated December 3, 2025 “Fortuna Awards the Séguéla Mine Plant Expansion Study, Côte d’Ivoire”
●	At the Diamba Sud Gold Project, supported by robust PEA economics (Refer to the news release dated October 15, 2025, “Fortuna delivers robust PEA for Diamba Sud Gold Project in Senegal: After-tax IRR of 72% and NPV5% of US$563 million using US$2,750 per ounce”) the Company has allocated approximately $67 million to advance early works and the order of critical equipment to de-risk construction. A construction decision is targeted for mid 2026.

Cautionary Statement: The PEA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.5

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Fourth Quarter 2025 Consolidated Results

	Three months ended			Years ended December 31,
(in millions of US dollars)	Dec. 31, 2025	Dec. 31, 2024	Sep. 30, 2025	2025	2024	% Change
OPERATING STATISTICS
Total production including discontinued operations (GEO)	65,130	116,358	72,462	317,001	455,958	(30%)
Production from continuing operations (GEO)	65,130	75,562	72,462	279,207	292,169	(4%)
Cash cost continuing ops($/oz GEO) (1)(2)	971	918	942	928	855	9%
Cash cost ($/oz GEO) (1)(2)	971	1,015	942	944	987	(4%)
AISC continuing ops($/oz GEO) (1)(2)(3)	2,054	1,842	1,987	1,933	1,634	18%
AISC including discontinued ops($/oz GEO) (1)(2)(3)	2,054	1,772	1,987	1,870	1,640	14%
FINANCIAL HIGHLIGHTS
Sales	270.2	195.2	251.4	947.1	677.2	40%
Attributable net income from continuing operations	68.1	14.7	123.6	269.7	84.5	219%
Attributable earnings per share from continuing operations - basic	0.22	0.05	0.40	0.88	0.27	226%
Adjusted attributable net income from continuing operations (1)	71.3	19.4	51.0	203.1	77.5	162%
Adjusted attributable net income from continuing operations earnings per share	0.23	0.06	0.17	0.66	0.25	164%
Adjusted EBITDA (1)	157.2	94.9	130.8	514.0	331.1	55%
CASH FLOW AND CAPEX
Net cash provided by operating activities - continuing operations	162.3	99.2	111.3	455.4	235.7	93%
Free cash flow from ongoing operations (1)	132.3	51.1	73.4	330.0	102.6	222%
Capital expenditures (4)
Sustaining	23.9	41.0	31.2	109.0	122.5	(11%)
Sustaining leases	6.6	4.6	6.5	24.0	15.3	57%
Growth capital	20.6	10.5	17.4	69.0	38.6	79%

				Dec. 31, 2025	Dec. 31, 2024	% Change
Cash and cash equivalents and short-term investments				554.0	231.3	140%
Net liquidity position (excluding letters of credit)				704.0	381.3	85%
Shareholder's equity attributable to Fortuna shareholders				1,677.0	1,403.9	19%

(1) Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

(2)Gold equivalent was calculated using the realized prices for gold of $3,452/oz Au, $40.2/oz Ag, $1,962/t Pb and $2,864/t Zn for Year 2025. Gold equivalent was calculated using the realized prices for gold of $2,404/oz Au, $27.9/oz Ag, $2,072/t Pb and $2,786/t Zn for Year 2024.

(3) Year to date 2025 AISC reflects production and costs for Yaramoko from January 1 to April 14, 2025, being the date that the Company agreed to the assumed handover of operations to the purchaser.
(4) Capital expenditures are presented on a cash basis
(5)Refer to the table on page 30 of this news release for a summary of the key assumptions, operational parameters and economic results and values from the PEA
Figures may not add due to rounding
Contribution from discontinued operations, the Yaramoko and San Jose mines which were disposed of in the second quarter of 2025, have been removed where applicable

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Fourth Quarter 2025 Results

Q4 2025 vs Q3 2025

Cash cost per ounce and AISC

Cash cost per GEO sold from continuing operations was $971 in Q4 2025, representing a marginal increase from $942 in Q3 2025.

All-in sustaining costs per GEO from continuing operations was $2,054 in Q4 2025 representing a $67 increase from the $1,987 recorded in Q3 2025. The rise was primarily driven by lower ounces sold at Lindero and higher royalties of $55, partially offset by lower AISC at Séguéla resulting from a decrease in strip ratio quarter over quarter.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations for the period was $68.1 million in Q4 2025, compared to $123.6 million in Q3 2025. Net income in Q3 2025 included the reversal of an impairment charge of $52.7 million and the reversal of a previous write-down of $16.7 million of low-grade stockpiles at Lindero as a result of an increase in medium and long-term gold price assumptions.

After adjusting for impairment reversals and other non-recurring items, adjusted attributable net income was $71.3 million or $0.23 per share compared to $51.0 million or $0.17 per share in Q3 2025. The increase was primarily driven by higher realized gold prices, partially offset by lower gold sales volume, and a modestly higher effective tax rate. The realized gold price in Q4 2025 was $4,166 per ounce compared to $3,467 in Q3 2025.  Lower gold sales were mainly attributable to lower production at Lindero related to a 12-day stoppage of the HPGR tertiary crusher in December.

Foreign Exchange

In Q4 2025, the Company recorded a foreign exchange loss of $2.9 million compared to a loss of $7.4 million in Q3 2025.

For the full year, the Company recorded a foreign exchange loss of $7.8 million, comprised of a $13.8 million realized loss and a $6.0 million unrealized gain. The foreign exchange realized loss was primarily related to the Company’s Argentine operations, where the peso devalued 41% during 2025. Of the realized loss, over $6.0 million relates to cash accumulated in-country in the first half of 2025; however, this loss was fully offset by interest, investment, and derivative gains throughout the year. In early Q3 2025 the Company was able to restart the repatriation of funds from Argentina, allowing local cash balances to be minimized. Foreign exchange losses of $3.4 million were incurred as part of the cost of repatriations during the year through the "Blue-Chip Swap Market”.

Cash Flow

Net cash generated by operations before changes in working capital totaled $147.6 million or $0.48 per share. After adjusting for working capital, net cash generated by operations for the quarter was $162.3 million compared to $111.3 million in Q3 2025.  This increase was driven by higher sales, lower income tax payments, and a favorable swing in working capital, which contributed $14.8 million in Q4 compared to an outflow of $2.6 million in the prior quarter.  Income taxes paid decreased to $20.8 million in Q4 2025 (including $14.4 million of withholding taxes from fund repatriation), down from $34.7 million in Q3 2025.

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The Q3 figure included $13.6 million in withholding taxes paid related to the repatriation of funds from Argentina and Côte d’Ivoire.

Free cash flow from ongoing operations in Q4 2025 was $132.3 million, an increase of $58.9 million compared to $73.4 million in Q3 2025 reflecting higher cash from operating activities and a reduction in sustaining capital expenditures from $31.2 million in the prior quarter to $23.9 million.

In Q4 2025, the Company invested $20.6 million in non-sustaining capital expenditures, comprising of $10.7 million in mine site exploration and other items, and $10.1 million at the Diamba Sud project.

Q4 2025 vs Q4 2024

Cash cost per ounce and AISC

Consolidated cash cost per GEO increased to $971 in Q4 2025, representing a $53 increase compared to $918 recorded in Q4 2024. The increase was mainly due to higher stripping ratios at Séguéla and Lindero, as per the mine plan.

All-in sustaining costs per gold equivalent ounce from continuing operations increased $212 to $2,054 in Q4 2025 from $1,842 in Q4 2024. This increase primarily resulted from higher royalties of $139, the impact of higher gold prices on the GEO calculation at Caylloma of $74, and $77 related to higher share-based compensation.  This was partially offset by a decrease in AISC at Lindero explained by lower capital expenditures in 2025.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations was $68.1 million, or $0.22 per share, compared to $11.4 million, or $0.05 per share, in Q4 2024.

After adjusting for reversals of impairments and stockpile write-downs and other non-recurring items, adjusted attributable net income from continuing operations was $71.3 million or $0.23 per share compared to $19.4 million or $0.06 per share in Q4 2024. The increase was primarily due to higher realized gold prices, which averaged $4,166 per ounce in Q4 2025 compared to $2,659 per ounce in Q4 2024. This was partially offset by lower production and higher share-based compensation expense of $6.9 million compared to $1.6 million in Q4 2024.

Depreciation and Depletion

Depreciation and depletion decreased by $2.3 million to $44.9 million compared to $47.2 million Q4 2024. Despite the lower expense, depletion per ounce increased by $60. This was primarily due to higher depletion rates at Lindero following the impairment reversal of $52.7 million recorded in Q3 2025. This increase was partially offset by lower depletion per ounce at Seguela, which benefitted from the addition of low discovery-cost ounces.

Depreciation and depletion in the period included $16.2 million (FY 2025: $71.4 million) related to the purchase price allocation from the 2021 Roxgold acquisition.

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Cash Flow

Net cash generated by operations for the quarter was $162.3 million compared to $99.2 million in Q4 2024. The increase was primarily driven by higher gold prices and favourable changes in working capital in Q4 2025 compared to Q4 2024.

Free cash flow from ongoing operations in Q4 2025 was $132.3 million, compared to $51.1 million reported in Q4 2024. The increase was mainly due to higher prices as discussed above, and lower sustaining capital expenditures of $17.1 million year over year.

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Séguéla Mine, Côte d’Ivoire

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Mine production
Tonnes milled	410,014	430,117	1,718,973	1,561,800
Average tonnes crushed per day	4,506	4,727	4,709	4,279

Gold
Grade (g/t)	3.16	2.95	2.98	2.95
Recovery (%)	92	92	92	93
Production (oz)	36,942	35,244	152,426	137,781
Metal sold (oz)	36,998	36,384	152,384	137,753
Realized price ($/oz)	4,162	2,658	3,450	2,399

Unit costs
Cash cost ($/oz Au) (1)	710	653	679	584
All-in sustaining cash cost ($/oz Au) (1)	1,576	1,376	1,560	1,153

Capital expenditures ($000's) (2)
Sustaining	9,053	14,049	57,085	35,184
Sustaining leases	4,070	3,347	16,463	10,381
Growth capital	6,870	5,021	29,509	19,458

(1) Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
(2) Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

During the fourth quarter of 2025, mine production totaled 340,464 tonnes of ore, averaging 3.71 g/t Au, and containing an estimated 40,614 ounces of gold from the Antenna, Ancien, and Koula pits. Ore tonnes mined were lower than tonnes milled during the quarter, in line with the mine plan and the strategy to reduce surface stockpiles. A total of 3,920,293 tonnes of waste was moved during the period, resulting in a strip ratio of 11.5:1.

In the fourth quarter of 2025, Séguéla processed 410,014 tonnes of ore, producing 36,942 ounces of gold, at an average head grade of 3.16 g/t Au, a 5% decrease in tonnes of ore and 7% increase in average head grade, compared to the same period of the previous year. Lower tonnes milled during the quarter were primarily due to downtime caused by a failure of the SAG mill motor cooling system in October 2025 and other planned maintenance activities.

Gold production in 2025 totaled 152,426 ounces, above the upper end of the annual guidance range. An 11% increase in ounces of gold produced during the year was mainly due to the realization of throughput optimization projects through 2024 increasing ore processed, and a 19-day loss of time in 2024 as a result of power shedding from the national grid supplier.

Cash cost per gold ounce sold was $710 for the fourth quarter and $679 for the full year of 2025, compared to $653 for the fourth quarter and $584 for the full year of 2024. Cash costs were higher due to an increase in mining costs from higher stripping requirements in line with the mine plan and higher processing costs due to an increase of onsite power generation.

All-in sustaining cash cost per gold ounce sold was $1,576 for the fourth quarter of 2025 and $1,560 for the full year of 2025, compared to $1,376 for the fourth quarter and $1,153 for the full year of 2024. The

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increase for the quarter and for the year was primarily a result of higher cash cost per ounce sold, higher sustaining capital from capitalized stripping and higher royalties due to higher gold prices and a 2% increase in the royalty rate effective January 10, 2025.

The site finished the year in line with the AISC guidance range of $1,500 to $1,600 per ounce.

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Lindero Mine, Argentina

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Mine production
Tonnes placed on the leach pad	1,191,030	1,757,290	6,471,573	6,367,505

Gold
Grade (g/t)	0.63	0.60	0.58	0.62
Production (oz)	19,201	26,806	87,489	97,287
Metal sold (oz)	19,062	26,840	86,495	96,726
Realized price ($/oz)	4,173	2,659	3,451	2,411

Unit costs
Cash cost ($/oz Au) (1)	1,117	1,063	1,132	1,051
All-in sustaining cash cost ($/oz Au) (1)	1,639	1,873	1,716	1,793

Capital expenditures ($000's) (2)
Sustaining	5,625	19,240	36,496	65,876
Sustaining leases	1,519	629	4,171	2,400
Growth capital	2,581	1,448	5,889	2,016

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the fourth quarter of 2025, a total of 1,191,030 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.63 g/t, containing an estimated 24,040 ounces of gold. Ore mined was 1.41 million tonnes, with a stripping ratio of 1.5:1.

Lindero’s gold production for the quarter was 19,201 ounces compared to 26,806 ounces in the previous period. Lindero experienced unplanned downtime of the primary crusher in late September. The primary crusher was returned to full service on December 19, 2025. During the downtime period, Management implemented several mitigation measures, including the use of a portable jaw crusher and direct run-of-mine ore screening, which offset the impact of the primary crusher interruption.

On December 8, 2025, the HPGR tertiary crusher experienced abnormal vibration originating from one of its two cardan shafts, resulting in a 12-day full stoppage. A spare cardan shaft was installed, and the HPGR circuit was restarted on December 20, 2025. The production loss associated with the HPGR repair could not be mitigated. Consequently, gold production for December, and cumulative production for the fourth quarter, were below Management’s plan, resulting in Lindero not achieving its annual production guidance. See Fortuna news release dated January 15, 2026, which is available under the Company’s profile at www.sedarplus.ca.

Following an engineering assessment of the primary crusher and its supporting foundations, Management has approved a planned 30-day replacement of the steel foundations starting in March 2026, at an estimated capital cost of $2.2 million. Mining operations will continue ahead of the scheduled work, with ore being stockpiled to support uninterrupted stacking on the leach pad during the foundation replacement period.

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Lindero produced a total of 87,489 ounces of gold in 2025, 10% lower compared to 2024, mainly as a result of the twelve day full stoppage described above.

The cash cost per ounce of gold for the quarter was $1,117 compared to $1,063 in the same period of 2024. For the year ended December 31, 2025, the cash cost per ounce was $1,132, an increase from $1,051 in 2024. The increase in cash costs for both the quarter and the full year was primarily driven by lower production volumes.

AISC per gold ounce sold decreased in both Q4 2025 and the full year 2025, dropping to $1,639 and $1,716, respectively (Q4 2024: $1,873; full year 2024: $1,793). The decrease in both periods was primarily driven by lower sustaining capital expenditures as the leach pad expansion was under construction in the comparable periods and lower capitalized stripping. These cost reductions were partially offset by the lower ounces sold and a reduction in gains from cross-border Argentine Peso bond trades. (2025: $nil in Q4 and $1.3 million for the year; compared to 2024: $1.4 million in Q4 and $9.7 million for the year).

The site finished the year within AISC guidance which was from $1,600 to $1,770 per ounce.

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Caylloma Mine, Peru

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Mine production
Tonnes milled	139,977	139,761	555,649	551,430
Average tonnes milled per day	1,556	1,553	1,556	1,549

Silver
Grade (g/t)	65	67	65	80
Recovery (%)	85	83	83	83
Production (oz)	248,882	249,238	966,108	1,176,543
Metal sold (oz)	249,255	247,441	985,494	1,179,260
Realized price ($/oz)	55.99	31.27	40.22	27.88

Lead
Grade (%)	2.95	3.36	3.10	3.57
Recovery (%)	93	92	91	91
Production (000's lbs)	8,444	9,500	34,696	39,555
Metal sold (000's lbs)	8,465	9,198	35,475	39,378
Realized price ($/lb)	0.89	0.91	0.89	0.94

Zinc
Grade (%)	4.32	4.94	4.55	4.71
Recovery (%)	91	91	91	91
Production (000's lbs)	12,150	13,874	50,761	51,906
Metal sold (000's lbs)	12,083	13,932	50,451	52,518
Realized price ($/lb)	1.44	1.38	1.30	1.26

Unit costs
Cash cost ($/oz Ag Eq) (1,2)	23.74	16.53	17.38	14.12
All-in sustaining cash cost ($/oz Ag Eq) (1,2)	46.27	28.10	27.46	21.72

Capital expenditures ($000's) (3)
Sustaining	9,198	7,715	15,459	21,403
Sustaining leases	1,020	623	3,337	2,494
Growth capital	1,455	–	2,712	–

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the fourth quarter of 2025, the Caylloma Mine produced 248,882 ounces of silver at an average head grade of 65 g/t, comparable to the same period of 2024.

Lead and zinc production for the quarter was 8.4 million pounds and 12.2 million pounds, respectively. Head grades averaged 2.95% Pb and 4.32% Zn, a 12% and 13% decrease, respectively, when compared to the same quarter in 2024. Production was lower due to lower head grades and was in line with the mine plan.

Full year silver production of 966,108 ounces was in line with guidance of 900,000 to 1,000,000 ounces. Lead and zinc production exceeded guidance of 29 to 32 million pounds of lead and 45 to 49 million pounds of zinc.

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The cash cost per silver equivalent ounce sold in the fourth quarter of 2025 was $23.74 and $17.38 for the full year of 2025, compared to $16.53 in the fourth quarter of 2024 and $14.12 for the full year of 2024. The higher cost per ounce for the quarter and for the full year was primarily the result of higher realized silver prices and the impact on the calculation of silver equivalent ounces sold and lower silver production.

The all-in sustaining cash cost per ounce of payable silver equivalent in the fourth quarter of 2025 increased 65% to $46.27 compared to $28.10 for the same period in 2024. The all-in sustaining cash cost per ounce of payable silver equivalent in 2025 increased 26% to $27.46 compared to $21.72 for the same period in 2024. The increase for the quarter and for the full year was the result of higher cash costs per ounce and lower silver equivalent ounces due to higher silver prices. For the full year, the increase in silver prices had a $6.40 per ounce impact on AISC.

AISC guidance for the year was $21.7 to $24.7 per ounce based on a silver price of $30/oz. AISC for the year exceeded guidance due to elevated silver prices lowering the silver equivalent production from base metals as production costs were in line with plan for the year.

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Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday,

February 19, 2026, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, David Whittle, Chief Operating Officer - West Africa, and Cesar Velasco, Chief Operating Officer - Latin America.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at https://www.webcaster5.com/Webcast/Page/1696/53601 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, February 19, 2026

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 128834

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 53601

Playback of the earnings call will be available until Thursday, March 5, 2026. Playback of the webcast will be available until Friday, February 19, 2027. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

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Fourth Quarter Unaudited and Annual Audited Income Statement and Cash Flow

Income Statement

	Three months ended December 31,		Years ended December 31,
	2025 $	2024 (1) $	2025 $	2024 (1) $
Sales	270,241	195,217	947,059	677,243
Cost of sales	121,844	126,204	480,161	443,882
Mine operating income	148,397	69,013	466,898	233,361

General and administration	25,961	17,532	97,740	68,087
Foreign exchange loss	2,934	4,537	7,784	7,557
Reversal of impairment of mineral properties, plant and equipment	–	–	(52,745)	–
Write-off of mineral properties	3,041	–	5,038	–
Other expenses	2,333	1,207	690	1,570
	34,269	23,276	58,507	77,214

Operating income	114,128	45,737	408,391	156,147

Investment gains	56	1,405	3,364	9,716
Interest and finance costs, net	(2,656)	(5,768)	(12,278)	(24,129)
Gain on derivatives	–	–	698	–
	(2,600)	(4,363)	(8,216)	(14,413)

Income before income taxes	111,528	41,374	400,175	141,734

Income taxes
Current income tax expense	43,989	23,995	125,095	76,957
Deferred income tax recovery	(6,449)	1,093	(13,697)	(25,541)
	37,540	25,088	111,398	51,416
Net income from continuing operations	73,988	16,286	288,777	90,318

Net income from discontinued operations, net of tax	–	(1,205)	22,287	51,588
Net income	73,988	15,081	311,064	141,906

Net income from continuing operations attributable to:
Fortuna shareholders	68,062	14,719	269,714	84,493
Non-controlling interests	5,926	1,567	19,063	5,825
	73,988	16,286	288,777	90,318
Net income attributable to:
Fortuna shareholders	68,062	11,344	287,469	128,735
Non-controlling interests	5,926	3,737	23,595	13,171
	73,988	15,081	311,064	141,906

Earnings per share from continuing operations attributable to Fortuna shareholders
Basic	0.22	0.05	0.88	0.27
Diluted	0.21	0.05	0.85	0.27

Earnings per share attributable to Fortuna shareholders
Basic	0.22	0.04	0.94	0.42
Diluted	0.21	0.04	0.90	0.41

Weighted average number of common shares outstanding (000's)
Basic	306,910	310,380	306,862	308,885
Diluted	335,079	312,435	334,896	310,747

Fortuna | 14

Statement of Cash Flow

	Three months ended December 31,		Years ended December 31,
	2025 $	2024 $	2025 $	2024 $

OPERATING ACTIVITIES
Net income from continuing operations	73,988	16,286	288,777	90,318
Items not involving cash:
Depletion and depreciation	44,850	47,175	191,019	175,516
Accretion expense	2,077	1,738	7,827	5,921
Income taxes	37,540	25,088	111,398	51,416
Interest expense, net	600	3,914	4,677	17,561
Share-based payments, net of cash settlements	6,782	1,468	23,757	8,012
Reversal of impairment of mineral properties, plant and equipment	–	–	(52,745)	–
Inventory net realizable value adjustments	–	4,693	(16,651)	4,693
Write-off of mineral properties	3,041	–	5,038	–
Unrealized foreign exchange gains	(978)	3,747	(5,857)	(1,157)
Investment gains	(54)	(1,406)	(3,364)	(9,716)
Other	386	228	(1,596)	488
Changes in working capital	14,772	3,874	(15)	(57,035)
Cash provided by operating activities	183,004	106,805	552,265	286,017
Income taxes paid	(20,849)	(4,893)	(101,269)	(38,953)
Interest paid	(4,150)	(4,027)	(9,504)	(15,052)
Interest received	4,315	1,329	13,874	3,684
Net cash provided by operating activities - continuing operations	162,320	99,214	455,366	235,696
Net cash provided by operating activities - discontinued operations	–	51,104	11,984	129,981

INVESTING ACTIVITIES
Investments in equity securities	–	–	(6,110)	–
Additions to mineral properties and property, plant and equipment	(44,488)	(51,533)	(178,004)	(161,080)
Purchases of investments	–	(10,284)	(18,804)	(35,857)
Proceeds from sale of marketable securities and investment maturities	54	11,690	22,839	45,573
Receipts (deposits) on long-term assets	(40)	379	3,497	(1,769)
Other investing activities	10,000	(265)	14,768	(472)
Cash used in investing activities - continuing operations	(34,474)	(50,013)	(161,814)	(153,605)
Cash provided by (used in) investing activities - discontinued operations	–	(10,278)	71,680	(40,835)

FINANCING ACTIVITIES
Transaction costs on credit facility	–	(1,963)	(107)	(1,963)
Repayment of 2019 Convertible Debentures	–	–	–	(9,649)
Proceeds from credit facility	–	–	–	68,000
Repayment of credit facility	–	–	–	(233,000)
Convertible notes issued	–	–	–	172,500
Cost of financing - 2024 Convertible Notes	–	(10)	–	(6,488)
Repurchase of common shares	(6,102)	(30,593)	(10,267)	(34,128)
Payments of lease obligations	(6,677)	–	(24,374)	(15,773)
Dividend payment to non-controlling interests	–	(4,720)	(12,978)	–
Cash used in financing activities - continuing operations	(12,779)	(37,286)	(47,726)	(60,501)
Cash used in financing activities - discontinued operations	–	(1,171)	(12,879)	(5,634)

Effect of exchange rate changes on cash and cash equivalents	638	(793)	6,046	(1,922)
Increase in cash and cash equivalents during the year - continuing operations	115,705	11,122	251,872	19,668
Increase in cash and cash equivalents during the year - discontinued operations	–	39,655	70,785	83,512

Cash and cash equivalents, beginning of the period	438,280	180,551	231,328	128,148
Cash and cash equivalents, end of the year	553,985	231,328	553,985	231,328

Cash and cash equivalents consist of:
Cash	405,559	184,840	405,559	184,840
Cash equivalents	148,426	46,488	148,426	46,488
Cash and cash equivalents, end of the year	553,985	231,328	553,985	231,328

Fortuna | 15

Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: all-in costs; cash cost per ounce of gold sold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA, adjusted EBITDA margin and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the year ended December 31, 2025 (“2025 MDA”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor. The 2025 MD&A may be accessed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar under the Company’s profile.

The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of All-in Sustaining Costs was adjusted in Q4 2024 to include blue-chip swaps in Argentina. Please refer to pages 28 and 29 of the Company’s management’s discussion and analysis for the year ended December 31, 2024 for details of the change.

Fortuna | 16

●	The calculations of Adjusted Net Income and Adjusted Attributable Net Income were revised to no longer remove the income statement impact of right of use amortization and accretion and add back the right of use payments from the cash flow statement. Management elected to make this change to simplify the reconciliation from net income to adjusted net income to improve transparency and because the net impact was immaterial.
●	Where applicable the impact of discontinued operations have been removed from the comparable figures. The method of calculation has not been changed except as described above.

Reconciliation of Debt to total net debt and net debt to adjusted EBITDA ratio for December 31, 2025

(in millions of US dollars, except Total net debt to adjusted EBITDA ratio)	December 31, 2025
2024 Convertible Notes	172.5
Less: cash and cash equivalents and short-term investments	(554.0)
Total net debt	(381.5)

Reconciliation of net income to attributable adjusted net income for the three months ended September 30, 2025, and for the three and twelve months ended December 31, 2025 and 2024

	Three months ended			Years ended December 31,
Consolidated (in millions of US dollars)	Dec. 31, 2025	Dec. 31, 2024	Sep. 30, 2025	2025	2024
Net income attributable to shareholders	68.1	11.4	123.6	287.5	128.7
Adjustments, net of tax:
Discontinued operations	–	1.2	–	(22.3)	(51.6)
Write off of mineral properties	2.3	–	–	4.3	–
Reversal of impairment of mineral properties, plant and equipment	–	–	(52.7)	(52.7)	–
Inventory adjustment	0.5	4.7	(16.7)	(16.4)	4.9
Other non-cash/non-recurring items	0.4	2.1	(3.2)	2.7	(4.5)
Attributable adjusted net income	71.3	19.4	51.0	203.1	77.5
Figures may not add due to rounding

Reconciliation of net income to adjusted EBITDA for the three months ended September 30, 2025 and the three and twelve months ended December 31, 2025 and 2024

	Three months ended			Years ended December 31,
Consolidated (in millions of US dollars)	Dec. 31, 2025	Dec. 31, 2024	Sep. 30, 2025	2025	2024
Net income	74.0	15.1	128.2	311.1	141.9
Adjustments:
Community support provision and accruals	–	(0.1)	–	–	(0.6)
Discontinued operations	–	1.2	–	(22.3)	(51.6)
Inventory adjustment	0.5	–	(16.7)	(16.4)	–
Net finance items	2.7	5.7	3.2	12.3	23.5
Depreciation, depletion, and amortization	38.0	47.2	47.1	185.6	175.5
Income taxes	37.5	25.1	24.8	111.4	51.4
Reversal of impairment of mineral properties, plant and equipment	–	–	(52.7)	(52.7)	–
Investment income	(0.1)	–	(0.3)	(2.0)	–
Other non-cash/non-recurring items	4.6	0.7	(2.8)	(13.0)	(9.0)
Adjusted EBITDA	157.2	94.9	130.8	514.0	331.1
Sales	270.2	195.2	251.4	947.1	677.2
EBITDA margin	58%	49%	52%	54%	49%

Fortuna | 17

Figures may not add due to rounding

Reconciliation of net cash from operating activities to free cash flow from ongoing operations for the three months ended September 30, 2025 and the three and twelve months ended December 31, 2025 and 2024

	Three months ended			Years ended December 31,
Consolidated (in millions of US dollars)	Dec. 31, 2025	Dec. 31, 2024	Sep. 30, 2025	2025	2024
Net cash provided by operating activities	162.3	150.3	111.3	467.4	365.7
Additions to mineral properties, plant and equipment	(44.5)	(61.9)	(48.5)	(179.6)	(203.8)
Payments of lease obligations	(6.7)	(5.9)	(6.6)	(25.7)	(20.7)
Free cash flow	111.1	82.5	56.2	262.1	141.2
Growth capital	20.6	10.5	17.4	69.0	38.6
Discontinued operations	–	(39.5)	–	(7.7)	(82.4)
Closure and rehabilitation provisions	–	–	0.1	–	–
Gain on blue chip swap investments	–	1.4	–	1.3	9.7
Other adjustments	0.6	(3.8)	(0.3)	5.3	(4.5)
Free cash flow from ongoing operations	132.3	51.1	73.4	330.0	102.6

Figures may not add due to rounding

Reconciliation of cost of sales to cash cost per ounce of GEO sold for the three months ended September 30, 2025 and the three and twelve months ended December 31, 2025 and 2024

Cash Cost Per Gold Equivalent Ounce Sold - Q3 2025	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	28,366	70,549	19,317	118,234
Depletion, depreciation, and amortization	(15,594)	(31,716)	(5,199)	(52,509)
Royalties and taxes	(83)	(12,154)	(287)	(12,524)
By-product credits	(1,264)	-	-	(1,264)
Other	16,675	-	(668)	16,007
Treatment and refining charges	-	-	416	416
Cash cost applicable per gold equivalent ounce sold	28,100	26,679	13,579	68,358
Ounces of gold equivalent sold	25,157	38,803	8,601	72,561
Cash cost per ounce of gold equivalent sold ($/oz)	1,117	688	1,579	942
Gold equivalent was calculated using the realized prices for gold of $3,467/oz Au, $39.4/oz Ag, $1,962/t Pb and $2,815/t Zn for Q3 2025
Figures may not add due to rounding

Cash cost per gold equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	35,966	67,202	18,675	121,845
Depletion, depreciation, and amortization	(13,003)	(26,599)	(3,964)	(43,566)
Royalties and taxes	(82)	(14,339)	(330)	(14,751)
By-product credits	(1,097)	–	–	(1,097)
Other	(473)	–	(832)	(1,305)
Treatment and refining charges	–	–	1,744	1,744
Cash cost applicable per gold equivalent ounce sold	21,311	26,264	15,293	62,868
Ounces of gold equivalent sold	19,073	36,998	8,652	64,723
Cash cost per ounce of gold equivalent sold ($/oz)	1,117	710	1,768	971

Gold equivalent was calculated using the realized prices for gold of $4,167/oz Au, $56.0/oz Ag, $1,969/t Pb and $3,166/t Zn for Q4 2025.
Figures may not add due to rounding.

Fortuna | 18

Cash cost per gold equivalent ounce sold - Q4 2024
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	47,380	58,956	19,866	126,202
Depletion, depreciation, and amortization	(13,314)	(28,828)	(4,295)	(46,437)
Royalties and taxes	(79)	(6,377)	(222)	(6,678)
By-product credits	(973)	–	–	(973)
Other	(4,704)	–	(1,624)	(6,328)
Treatment and refining charges	–	–	2,965	2,965
Cash cost applicable per gold equivalent ounce sold	28,310	23,751	16,690	68,751
Ounces of gold equivalent sold	26,629	36,384	11,882	74,896
Cash cost per ounce of gold equivalent sold ($/oz)	1,063	653	1,405	918

Gold equivalent was calculated using the realized prices for gold of $2,659/oz Au, $31.3/oz Ag, $2,009/t Pb and $3,046/t Zn for Q4 2024.
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - Year 2025	Continuing operations				Discontinued ops	Total
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs	Yaramoko	GEO cash costs
Cost of sales	137,076	269,835	73,248	480,161	68,097	548,258
Depletion, depreciation, and amortization	(51,726)	(118,559)	(17,799)	(188,084)	(19,307)	(207,391)
Royalties and taxes	(352)	(47,778)	(1,152)	(49,282)	(8,830)	(58,112)
By-product credits	(3,853)	–	–	(3,853)	–	(3,853)
Other	16,384	–	(2,823)	13,561	–	13,561
Treatment and refining charges	–	–	2,238	2,238	–	2,238
Cash cost applicable per gold equivalent ounce sold	97,529	103,498	53,712	254,739	39,960	294,699
Ounces of gold equivalent sold	86,163	152,383	35,973	274,519	37,734	312,253
Cash cost per ounce of gold equivalent sold ($/oz)	1,132	679	1,493	928	1,059	944

Gold equivalent was calculated using the realized prices for gold of $3,452/oz Au, $40.2/oz Ag, $1,962/t Pb and $2,864/t Zn for Year 2025.
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - Year 2024
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	159,788	211,062	73,030	443,880
Depletion, depreciation, and amortization	(50,114)	(107,039)	(15,942)	(173,095)
Royalties and taxes	(537)	(23,622)	(1,172)	(25,331)
By-product credits	(3,232)	–	–	(3,232)
Other	(4,930)	–	(2,583)	(7,513)
Treatment and refining charges	–	–	8,732	8,732
Cash cost applicable per gold equivalent ounce sold	100,975	80,401	62,065	243,441
Ounces of gold equivalent sold	96,059	137,753	51,005	284,817
Cash cost per ounce of gold equivalent sold ($/oz)	1,051	584	1,217	855

Gold equivalent was calculated using the realized prices for gold of $2,404/oz Au, $27.9/oz Ag, $2,072/t Pb and $2,786/t Zn for Year 2024.
Figures may not add due to rounding.

Fortuna | 19

Reconciliation of cost of sales to all-in sustaining cash cost per GEO sold from continuing operations for the three months ended September 30, 2025 and the three and twelve months ended December 31, 2025 and 2024

For 2025 AISC reflects production and costs for Yaramoko from January 1 to April 14, 2025, being the date that the Company agreed to the assumed handover of operations to the purchaser. AISC per ounce of gold equivalent sold for the aforementioned period has been estimated at $1,410 which is comparable to the AISC per GEO sold at Yaramoko for Q1 2025 of $1,411.

AISC Per Gold Equivalent Ounce Sold - Q3 2025	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	28,100	26,679	13,579	-	68,358
Royalties and taxes	83	12,154	287	-	12,524
Worker's participation	-	-	777	-	777
General and administration	2,880	2,993	830	18,163	24,866
Total cash costs	31,063	41,826	15,473	18,163	106,525
Sustaining capital[1]	8,432	25,625	3,604	-	37,661
Blue chips gains (investing activities)[1]	-	-	-	-	-
All-in sustaining costs	39,495	67,451	19,077	18,163	144,186
Gold equivalent ounces sold	25,157	38,803	8,601	-	72,561
All-in sustaining costs per ounce	1,570	1,738	2,218	-	1,987
Gold equivalent was calculated using the realized prices for gold of $3,467/oz Au, $39.4/oz Ag, $1,962/t Pb and $2,815/t Zn for Q3 2025
Figures may not add due to rounding
[1] Presented on a cash basis

AISC per gold equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,311	26,264	15,293	–	62,868
Inventory net realizable value adjustment	–	–	–	–	–
Royalties and taxes	82	14,339	330	–	14,751
Worker's participation	–	–	965	–	965
General and administration	2,727	4,573	3,002	13,575	23,877
Total cash costs	24,120	45,176	19,590	13,575	102,461
Sustaining capital (1)	7,144	13,123	10,218	–	30,485
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	31,264	58,299	29,808	13,575	132,946
Gold equivalent ounces sold	19,073	36,998	8,652	–	64,723
All-in sustaining costs per ounce	1,639	1,576	3,445	–	2,054

Gold equivalent was calculated using the realized prices for gold of $4,167/oz Au, $56.0/oz Ag, $1,969/t Pb and $3,166/t Zn for Q4 2025.
Figures may not add due to rounding.
(1) Presented on a cash basis.

Fortuna | 20

AISC per gold equivalent ounce sold - Q4 2024	Continuing operations					Discontinued ops		Total
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	San Jose	GEO AISC
Cash cost applicable per gold equivalent ounce sold	28,309	23,751	16,690	–	68,750	23,968	24,476	117,194
Inventory net realizable value adjustment	–	–	–	–	–	(829)	1,366	537
Royalties and taxes	79	6,377	222	–	6,678	5,346	801	12,825
Worker's participation	–	–	1,733	–	1,733	–	–	1,733
General and administration	3,026	2,549	1,391	9,666	16,632	503	1,364	18,499
Total cash costs	31,414	32,677	20,036	9,666	93,793	28,988	28,007	150,788
Sustaining capital (1)	19,869	17,396	8,338	–	45,603	9,430	171	55,204
Blue chips gains (investing activities) (1)	(1,406)	–	–	–	(1,406)	–	–	(1,406)
All-in sustaining costs	49,877	50,073	28,374	9,666	137,990	38,418	28,178	204,586
Gold equivalent ounces sold	26,629	36,384	11,882	–	74,896	29,509	11,051	115,455
All-in sustaining costs per ounce	1,873	1,376	2,388	–	1,842	1,302	2,550	1,772

Gold equivalent was calculated using the realized prices for gold of $2,661/oz Au, $31.3/oz Ag, $2,009/t Pb, and $3,046/t Zn for Q4 2024.
Figures may not add due to rounding.
(1) Presented on a cash basis.

AISC per gold equivalent ounce sold - Year 2025	Continuing operations					Discontinued ops	Total
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	GEO AISC
Cash cost applicable per gold equivalent ounce sold	97,529	103,498	53,712	–	254,739	39,960	294,699
Inventory net realizable value adjustment	–	–	–	–	–	–	–
Royalties and taxes	352	47,778	1,152	–	49,282	8,830	58,112
Worker's participation	–	–	3,241	–	3,241	–	3,241
General and administration	10,663	12,828	7,959	60,287	91,737	1,602	93,339
Total cash costs	108,544	164,104	66,064	60,287	398,999	50,392	449,391
Sustaining capital (1)	40,667	73,549	18,796	–	133,012	2,813	135,825
Blue chips gains (investing activities) (1)	(1,319)	–	–	–	(1,319)	–	(1,319)
All-in sustaining costs	147,892	237,653	84,860	60,287	530,692	53,205	583,897
Gold equivalent ounces sold	86,163	152,383	35,973	–	274,519	37,734	312,253
All-in sustaining costs per ounce	1,716	1,560	2,359	–	1,933	1,410	1,870

Gold equivalent was calculated using the realized prices for gold of $3,452/oz Au, $40.2/oz Ag, $1,962/t Pb and $2,864/t Zn for Year 2025.
Figures may not add due to rounding.
(1) Presented on a cash basis.

Fortuna | 21

AISC per gold equivalent ounce sold - Year 2024	Continuing operations					Discontinued ops		Total
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	San Jose	GEO AISC
Cash cost applicable per gold equivalent ounce sold	100,975	80,401	62,065	–	243,441	99,858	97,235	440,534
Inventory net realizable value adjustment	–	–	–	–	–	948	1,366	2,314
Royalties and taxes	537	23,622	1,172	–	25,331	21,128	3,011	49,470
Worker's participation	–	–	3,094	–	3,094	–	–	3,094
General and administration	12,121	9,266	5,263	38,928	65,578	1,785	6,213	73,576
Total cash costs	113,633	113,289	71,594	38,928	337,444	123,719	107,825	568,988
Sustaining capital (1)	68,276	45,565	23,897	–	137,738	34,154	846	172,738
Blue chips gains (investing activities) (1)	(9,716)	–	–	–	(9,716)	–	–	(9,716)
All-in sustaining costs	172,193	158,854	95,491	38,928	465,466	157,873	108,671	732,010
Gold equivalent ounces sold	96,059	137,753	51,005	–	284,817	116,130	45,136	446,083
All-in sustaining costs per ounce	1,793	1,153	1,872	–	1,634	1,359	2,408	1,641

Gold equivalent was calculated using the realized prices for gold of $2,401/oz Au, $28.0/oz Ag, $2,072/t Pb, and $2,786/t Zn for Year 2024.
Figures may not add due to rounding.
(1) Presented on a cash basis.

Reconciliation of cost of sales to cash cost per payable ounce of silver equivalent sold for the three months ended September 30, 2025 and for the three and twelve months ended December 31, 2025 and 2024

Cash Cost Per Silver Equivalent Ounce Sold - Q3 2025	Caylloma
Cost of sales	19,317
Depletion, depreciation, and amortization	(5,199)
Royalties and taxes	(287)
Other	(668)
Treatment and refining charges	416
Cash cost applicable per silver equivalent sold	13,579
Ounces of silver equivalent sold[1,2]	757,797
Cash cost per ounce of silver equivalent sold ($/oz)	17.92
[1] Silver equivalent sold is calculated using a silver to gold ratio of 85.1:1, silver to lead ratio of 1:44.2 pounds, and silver to zinc ratio of 1:30.8 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

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Cash cost per silver equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	18,675
Depletion, depreciation, and amortization	(3,964)
Royalties and taxes	(330)
Other	(832)
Treatment and refining charges	1,744
Cash cost applicable per silver equivalent sold	15,293
Ounces of silver equivalent sold (1,2)	644,249
Cash cost per ounce of silver equivalent sold ($/oz)	23.74

(1) Silver equivalent sold is calculated using a silver to gold ratio of 75.9:1, silver to lead ratio of 1:62.7 pounds, and silver to zinc ratio of 1:39.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - Q4 2024
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	19,866
Depletion, depreciation, and amortization	(4,295)
Royalties and taxes	(222)
Other	(1,624)
Treatment and refining charges	2,965
Cash cost applicable per silver equivalent sold	16,690
Ounces of silver equivalent sold (1,2)	1,009,804
Cash cost per ounce of silver equivalent sold ($/oz)	16.53

(1) Silver equivalent sold is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:34.3 pounds, and silver to zinc ratio of 1:22.6 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures have been restated to remove Right of Use.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - Year 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	73,248
Depletion, depreciation, and amortization	(17,799)
Royalties and taxes	(1,152)
Other	(2,823)
Treatment and refining charges	2,238
Cash cost applicable per silver equivalent sold	53,712
Ounces of silver equivalent sold (1,2)	3,090,518
Cash cost per ounce of silver equivalent sold ($/oz)	17.38

(1) Silver equivalent sold is calculated using a silver to gold ratio of 98.3:1, silver to lead ratio of 1:45.2 pounds, and silver to zinc ratio of 1:31.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

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Cash cost per silver equivalent ounce sold - Year 2024
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	73,030
Depletion, depreciation, and amortization	(15,942)
Royalties and taxes	(1,172)
Other	(2,583)
Treatment and refining charges	8,732
Cash cost applicable per silver equivalent sold	62,065
Ounces of silver equivalent sold (1,2)	4,396,445
Cash cost per ounce of silver equivalent sold ($/oz)	14.12

(1) Silver equivalent sold is calculated using a silver to gold ratio of 80.1:1, silver to lead ratio of 1:29.7 pounds, and silver to zinc ratio of 1:22.1 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures have been restated to remove Right of Use.
Figures may not add due to rounding.

Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three months ended September 30, 2025 and for the three and twelve months ended December 31, 2025 and 2024

AISC Per Silver Equivalent Ounce Sold - Q3 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	13,579
Royalties and taxes	287
Worker's participation	777
General and administration	830
Total cash costs	15,473
Sustaining capital[3]	3,604
All-in sustaining costs	19,077
Silver equivalent ounces sold[1,2]	757,797
All-in sustaining costs per ounce	25.17
1 Silver equivalent sold is calculated using a silver to gold ratio of 85.1:1, silver to lead ratio of 1:44.2 pounds, and silver to zinc ratio of 1:30.8 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC per silver equivalent ounce sold - Q4 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	15,293
Royalties and taxes	330
Worker's participation	965
General and administration	3,002
Total cash costs	19,590
Sustaining capital (3)	10,218
All-in sustaining costs	29,808
Silver equivalent ounces sold (1,2)	644,249
All-in sustaining costs per ounce	46.27

(1) Silver equivalent sold is calculated using a silver to gold ratio of 75.9:1, silver to lead ratio of 1:62.7 pounds, and silver to zinc ratio of 1:39.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

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AISC per silver equivalent ounce sold - Q4 2024
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	16,690
Royalties and taxes	222
Worker's participation	1,733
General and administration	1,391
Total cash costs	20,036
Sustaining capital (3)	8,338
All-in sustaining costs	28,374
Silver equivalent ounces sold (1,2)	1,009,804
All-in sustaining costs per ounce	28.10

(1) Silver equivalent sold is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:34.3 pounds, and silver to zinc ratio of 1:22.6 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - Year 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	53,712
Royalties and taxes	1,152
Worker's participation	3,241
General and administration	7,959
Total cash costs	66,064
Sustaining capital (3)	18,796
All-in sustaining costs	84,860
Silver equivalent ounces sold (1,2)	3,090,518
All-in sustaining costs per ounce	27.46

(1) Silver equivalent sold is calculated using a silver to gold ratio of 98.3:1, silver to lead ratio of 1:45.2 pounds, and silver to zinc ratio of 1:31.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - Year 2024
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	62,065
Royalties and taxes	1,172
Worker's participation	3,094
General and administration	5,263
Total cash costs	71,594
Sustaining capital (3)	23,897
All-in sustaining costs	95,491
Silver equivalent ounces sold (1,2)	4,396,445
All-in sustaining costs per ounce	21.72

(1) Silver equivalent sold is calculated using a silver to gold ratio of 80.1:1, silver to lead ratio of 1:29.7 pounds, and silver to zinc ratio of 1:22.1 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

Additional information regarding the Company’s financial results and ongoing activities is available in the audited consolidated financial statements for years ended December 31, 2025 and 2024 and accompanying 2025 MD&A. These documents can be accessed on Fortuna’s website at www.fortunamining.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgarwww.sec.gov/edgar.

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Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; expansion of mineral reserves at Séguéla extending the life of mine to over nine years; the Company’s expectations regarding the feasibility study to expand plant throughput at Séguéla; the next phase of growth at the Diamba Sud project including the amount to be allocated for the early works program, to order critical equipment and for further exploration activities; the making and timing of a construction decision at the Diamba Sud project;   the Company’s expectation that the replacement of the foundations for the primary crusher at the Lindero Mine will be completed on budget within a 30 day period starting in March 2026;  the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

.

 The forward-looking statements in this news release also include financial outlooks and other forward-looking metrics relating to the Company and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian and the Israel – Hamas conflicts, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada);  our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; technological and operational hazards in Fortuna’s mining and mine development activities; risks related to water and power availability; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2024 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s

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activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms;  that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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PEA Key Highlights

The following table summarizes the key assumptions, operational parameters, economic results, and AISC values from the PEA.

Metrics	Units	Results
Gold price	$/oz	2,750
Life of mine	year	8.1
Total mineralized material mined[1]	Mt	17.75
Contained gold in mineralized material mined[1]	koz	932
Strip ratio	Waste:mineralized material	5.5:1
Throughput initial 3 years (primarily oxide)	Mtpa	2.5
Throughput after 3 years (primarily fresh)	Mtpa	2.0
Head grade	g/t Au	1.63
Recoveries	%	90%
Gold production
Total Production over LOM	koz	840
Average annual production, LOM	koz	106
Average annual production, first 3 years	koz	147
Per unit costs over LOM
Total mining costs	$/t, mined	$4.82
Processing	$/t, processed	$13.91
G&A	$/t, processed	$6.70
Cash costs[1]
Average operating cash costs[2], LOM	$/oz	$1,081
Average operating cash costs[2], first 3 years	$/oz	$759
AISC[1]
Average AISC[2], LOM	$/oz	$1,238
Average AISC[2], first 3 years	$/oz	$904
Capital costs
Initial capital expenditure	$ M	$283
Sustaining capital, operations + Infrastructure (includes closure costs)	$ M	$48
NPV5%, pre-tax (100% project basis)	$M	$772
Pre-tax IRR	%	86%
NPV5%, after-tax (100% project basis)	$M	$563
After-tax IRR	%	72%
Payback period	year	0.8
Annual EBITDA [2]
Average EBITDA[2] over LOM	$ M	$167
Average EBITDA[2] over first 3 years	$ M	$277

Notes:

1.	The pit optimization shells used for the mining inventory were generated using a gold price of $2,300 per ounce.
2.	This is a non-IFRS financial measure. The definition and purpose of this non-IFRS financial measure is included in the 2025 MD&A under the heading “Non-IFRS Measures. Non-IFRS financial measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
3.	Average operating cash costs and average AISC represent costs for projected production for the LOM at the time of gold sales.
4.	The PEA is presented on a 100 percent project basis. However, upon the granting of the exploitation permit, the Senegalese Government will be entitled to a 10 percent free-carried interest in the Project, with the right for the State to acquire an additional contributory interest of up to 25 percent.
5.	The economic analysis was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on the gold price of $2,750/oz.
6.	The IRR on total investment that is presented in the economic analysis was calculated assuming a 100% ownership in Diamba Sud.
7.	The NPV was calculated from the after-tax cash flow generated by the Project, based on a discounted rate of 5% and an effective date of October 10, 2025.
8.	The PEA assumes that the percentage of certain royalties and taxes payable to the State, the percentage of the investment tax credit available to the company and the percentage payable to the social development fund will be in accordance with the provisions of the Mining Convention between Boya S.A. and the State of Senegal dated April 8, 2015. There can be no assurance that such provisions will not be renegotiated by the State as part of the exploitation permit approval process.
9.	The PEA is preliminary in nature, and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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Further information regarding the PEA referenced in this news release, including details on data verification, key assumptions, parameters, opportunities, risks, and other factors, is  contained in the  technical report entitled “Diamba Sud Gold Project, Kédougou Region, Senegal” with an effective date of October 15, 2025, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar under the Company’s profile on November 26, 2025.

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